[redacted]

10026623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Resources Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 Post Road West
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John A. Vaccaro (203)-226-0222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

4 Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

HECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

aims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant t be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, John A. Vaccaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westport Resources Investment Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Years Ended December 31, 2009 and 2008

CONTENTS

DHL&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

We have audited the accompanying statements of financial condition of Westport Resources Investment Services, Inc. as of December 31, 2009 and 2008, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westport Resources Investment Services, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Shelton, Connecticut
February 24, 2010

Dworken, Hillman, LaMorte & Sterczala, P.C.

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2009	December 31, 2008
Assets		
Cash and cash equivalents	**$302,650**	$281,557
Receivable from clearing broker	**203,095**	123,133
Due from affiliate (Note 2)	**7,167**	17,541
Securities owned (Note 3)	**100,593**	116,804
Equipment and improvements (Note 4)	**16,814**	7,727
Deferred income taxes		1,400
Other assets	**184,448**	146,661
Total Assets	**$814,767**	$694,823
Liabilities and Shareholders' Equity		
Liabilities:		
Accrued expenses and other liabilities	**$191,441**	$129,763
Deferred income taxes	**1,900**	
Total Liabilities	**193,341**	129,763
Commitments (Note 6)		
Shareholders' equity:		
Common stock, no par value; 5,000 shares authorized, issued and outstanding 404 shares	**152,750**	152,750
Retained earnings	**468,676**	412,310
Total Shareholders' Equity	**621,426**	565,060
Total Liabilities and Shareholders' Equity	**$814,767**	$694,823

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2009	2008
Revenue:		
Commissions	$2,397,674	$3,023,315
Interest income	14,283	24,272
Other income (Note 6)	366,051	80,584
	2,778,008	3,128,171
Expenses:		
Employee compensation	1,451,641	1,974,814
Commissions	654,562	793,677
Clearance costs (Note 6)	664,570	509,700
Office supplies and expenses	133,813	108,720
Rent, occupancy and equipment costs	160,414	201,495
Professional fees	255,806	129,203
Payroll taxes and benefits	144,099	151,993
Travel and entertainment	54,326	75,913
Regulatory fees and quote services	20,011	47,589
Pension expense (Note 5)	12,408	17,083
Dues and subscriptions	16,306	8,999
Marketing and advertising	30,547	8,872
Depreciation	5,114	8,674
Reimbursement for support services (Note 2)	(899,717)	(962,995)
	2,703,900	3,073,737
Income before provision for income taxes	74,108	54,434
Provision for income taxes:		
Current	14,442	14,754
Deferred	3,300	6,100
	17,742	20,854
Net income	$ 56,366	$ 33,580

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance, January 1, 2008	$152,750	$378,730	$531,480
Net income	—	33,580	33,580
Balance, December 31, 2008	$152,750	$412,310	$565,060
Net income	—	56,366	56,366
Balance, December 31, 2009	$152,750	$468,676	$621,426

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2009	2008
Cash flows from operating activities:		
Net income	$ 56,366	$ 33,580
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	5,114	8,674
Deferred income tax expense	3,300	6,100
Changes in operating assets and liabilities:		
Receivable from clearing broker	(79,962)	586
Income tax receivable		29,000
Due from affiliate	10,374	(17,541)
Other assets	(37,787)	(23,918)
Accrued expenses and other liabilities	61,678	(89,520)
Due to affiliate		(190,789)
Net cash provided by (used in) operating activities	19,083	(243,828)
Cash flows from investing activities:		
Proceeds from sale of securities	16,211	14,523
Capital expenditures	(14,201)	
Net cash provided by investing activities	2,010	14,523
Net change in cash and cash equivalents	21,093	(229,305)
Cash and cash equivalents, beginning	281,557	510,862
Cash and cash equivalents, ending	$302,650	$281,557

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

1. Description of the Company and summary of significant accounting policies:

Description of Company:

Westport Resources Investment Services, Inc. (the Company) is registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). In this capacity, it executes both principal transactions for itself and agency transactions for its customers. The Company conducts business primarily with other broker-dealers located in the tri-state area on behalf of its customers and for its own proprietary accounts. The Company's customers are located throughout the world.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to monitor its exposure continuously to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2009 and 2008, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. Subsequent to December 31, 2009 and 2008, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

Significant accounting policies:

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Securities owned are valued at fair value.

1. **Description of the Company and summary of significant accounting policies:** (continued):

Significant accounting policies (continued):

Securities transactions (continued):

Estimated fair value is based on the criteria outlined in Financial Accounting Standards Board Accounting Standard Codification No. 820 (ASC 820) "Fair Value Measurements and Disclosures". ASC 820 established a "three-tier" valuation hierarchy to prioritize the assumptions used in valuation techniques to measure fair value. The three levels of fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Equipment and improvements:

Equipment and improvements is carried at cost. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets or the term of the underlying lease.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes:

Deferred income taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect for the year in which the differences are expected to reverse. Temporary differences giving rise to deferred income taxes consist of accelerated methods of depreciation for income tax purposes, the future benefit to be recognized upon the utilization of certain operating loss carryforwards, and timing differences in the deductibility of certain expenses.

Reclassification:

Certain reclassifications have been made to prior year's financial statements to conform with the current year presentation.

2. **Related party transactions:**

The Company and an affiliate through common ownership share personnel. The Company charged the affiliate $899,717 in 2009 and $962,995 in 2008 for these common expenses. The Company has a receivable from the affiliate of $7,167 and $17,541 at December 31, 2009 and 2008, respectively. The Company borrows and advances funds on an as needed basis with the affiliate. The borrowings are noninterest bearing and are due on demand.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

3. **Securities owned:**

Marketable securities owned consist of trading securities. Securities are carried a fair value using quoted prices in active markets for identical assets (Level 1) as follows:

	December 31, 2009	December 31, 2008
Cash and cash equivalents	**$100,043**	$116,804
Securities	**550**	
	$100,593	$116,804

4. **Equipment and improvements:**

	December 31, 2009	December 31, 2008
Office equipment	**$86,002**	$71,801
Leasehold improvements	**13,161**	13,161
	99,163	84,962
Less accumulated depreciation	**82,349**	77,235
	$16,814	$ 7,727

5. **Employee benefits:**

The Company established a 401(k) Profit Sharing Plan (the "Plan") which covers substantially all employees. The Company matches 25% of every dollar a participant contributes up to 5% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $12,408 and $17,083 in 2009 and 2008, respectively.

6. Commitments:

Leases:

The Company leases office space and equipment under noncancellable operating leases expiring through December 2013. The office lease contains escalation clauses. Future minimum lease payments on these leases are as follows:

Year ending December 31:	
2010	$158,000
2011	159,000
2012	139,500
2013	145,000
	$601,500

Rent expense was $112,400 and $107,900 in 2009 and 2008, respectively.

Guarantee:

The Company is a co-borrower on a capital lease with an affiliate through June 2011. At December 31, 2009, the outstanding balance was $32,097.

Shareholders' agreement:

The Company and its shareholders entered into an agreement whereby the Company has the right of first refusal to purchase stock from any shareholder wishing to sell. In addition, upon the death or disability of a shareholder, the Company has an obligation to repurchase the shareholder's stock. The Company also has the ability to assign its rights to non-selling shareholders.

Stock purchases will be calculated at the greater of book value or fair market value, as defined.

Clearing agreement:

As of November 2009, the Company no longer utilizes National Financial Services as their clearing firm and currently has a clearing agreement with Pershing, LLC (Pershing) through November, 2015. In connection with this agreement and the change in clearing firms, the Company incurred approximately $199,000 in termination and other conversion expenses, which are included in clearance costs and received approximately $124,000 in reimbursements from Pershing, which is included in other income. The agreement provides for up to $157,500 in clearance fee waivers over a four year period.

6. **Commitments** (continued):

Clearing agreement (continued):

The agreement also includes provisions which provides the Company with a $100,000 incentive bonus in 2009 and provides up to $900,000 in reimbursements for recruitment and transition of new brokers/advisors through November 2011. Included in other income in 2009, is $167,000 from these provisions.

7. **Supplemental disclosure of cash flow information:**

Cash paid for income taxes totaled $12,015 and $1,369 for 2009 and 2008, respectively.

8. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

9. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008, the Company had net capital of $311,163 and $319,839, which exceeded the minimum requirement of $100,000 by $211,163 and $219,839. The Company's net capital ratio was .62 to 1 at December 31, 2009 and .41 to 1 at December 31, 2008.

10. **Reconciliation of shareholders' equity, net income and net capital:**

A reconciliation of shareholders' equity, net income and net capital reported to FINRA to the amounts reported in the financial statements follows:

	As Previously Reported	Adjustments	As Presently Reported
Total assets	$ 791,407	$23,360	$ 814,767
Total liabilities	190,328	3,013	193,341
Total ownership equity	$ 601,079	$20,347	$ 621,426
Total revenue	$2,642,605	$135,403	$2,778,008
Total expenses, including income taxes	2,606,586	115,056	2,721,642
Net income	$ 36,019	$ 20,347	$ 56,366
Net capital	$ 313,726	($ 2,563)	$ 311,163

The adjustments stated above relate primarily to adjustments by the Company for income taxes, reclassifications, allocations due to affiliate, and other accrued expenses.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31, 2009	December 31, 2008
Credits:		
Shareholders' equity	**$621,426**	$565,060
Less non-allowable assets:		
Due from affiliate	**7,167**	17,541
Other receivables	**97,005**	66,467
Other assets	**184,448**	143,942
Deferred income tax asset		1,400
Property and equipment, net	**16,814**	7,727
Other charges	**707**	594
	306,141	237,671
Net capital before haircuts on securities positions	**315,285**	327,389
Haircuts on securities positions	**4,122**	7,550
Net capital	**311,163**	319,839
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $100,000)	**100,000**	100,000
Excess of net capital	**$211,163**	$219,839
Aggregate indebtedness:		
Accrued expenses and other liabilities	**$191,441**	$129,763
Deferred income tax liability	**1,900**	
Total aggregate indebtedness	**$193,341**	$129,763
Ratio of total aggregate indebtedness to net capital	**.62 to 1**	.41 to 1

Note: There are no differences between the above calculation and the calculation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2009, as amended.

DHL&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Westport Resources Investment Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC and solely to assist you and the other specified parties in evaluating Westport Resources Investment Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Westport Resources Investment Services, Inc.'s management is responsible for Westport Resource Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [check #19958 for $150 dated January 5, 2009, check # 20152 for $1,277 dated July 29, 2009 and check #20292 for $3,781 dated February 24, 2010], noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers [Focus filings and general ledger] supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2010 Dworken, Hillman, LaMorte & Sterczala, P.C.

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Auditors' on Internal Controls Required by SEC Rule 17a-5

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

In planning and performing our audit of the financial statements of Westport Resources Investment Services, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet, important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph, were adequate as of December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2010
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

Financial Statements

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

*Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission*

Years Ended December 31, 2009 and 2008

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Westport Resources Investment
315 Post Road West
Westport, Ct 06880

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General assessment [item 2e from page 2 (not less than $150 minimum)]	$ 5208
B.	Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) 1/26/09 $150 + 7/29/09 1,277 Date Paid	(1427)
C.	Assessment balance due	3781
D.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
E.	Total assessment balance and interest due (or overpayment carried forward)	$ 3781
F.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as E above) $ 3781	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Westport Resources Investment Services
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 24 day of Feb, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 8, 2009
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,206,565
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	<123,375>
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2083189
2e. General Assessment @ .0025	$ 5208

(to page 1 but not less than $150 minimum)